EXHIBIT 99.1

                             BERKLEY RESOURCES INC.
                           400 - 455 Granville Street
                                 Vancouver, B.C.
                                     V6C 1T1
                     Tel: (604) 682-3701 Fax: (604) 682-3600
                            www.berkleyresources.com
                            info@berkleyresources.com

November 24, 2004                             Trading Symbols: BKS - TSX Venture
                                                          BRKDF.PK - OTC BB (US)

                                  PRESS RELEASE


Berkley Resources Inc. (the "Company") makes the following announcements with respect to its current operations:

Brazeau Area, Alberta
---------------------

The 11,500' Nisku formation natural gas test well located in west-central Alberta was spuded on September 14, 2004 and drilled and cased to total depth. The drilling rig was released from contract on November 14, 2004. The operator expects to have the completion service rig on location in early December 2004 at which time the well will be perforated and flow tested. If the well tests as expected it will be tied-in immediately to the area gas plant operated by ATCO Gas. The tie-in point is approximately one mile from the test well. The test well was drilled on budget and will cost approximately $5,000,000 total when tied-in and placed on production. The Company's share is 30% ($1,500,000 net). The Company will hold 30% working interest in production from the test well through payout reducing then to 19.50%.

Senex Area, Alberta
-------------------

The Company and its partners have consolidated their acreage holdings at 14 sections (8,960 acres) over this multi-zone prospect which was acquired in a swap of the Skiff Area leases. The acquired properties contained two suspended oilwells which were recompleted and placed on production at an initial monthly average combined rate of over 75 barrels per day (15 barrels net). A third well was drilled and cased in early November 2004. A fourth well commenced drilling on November 19, 2004 which will again test all zones of opportunity. The Company will participate in a 3-D seismic program to be conducted over the joint lands in January 2005 and pay its 20% share plus pick-up an additional amount of drilling and seismic costs to increase its working interest in this play from 15/20% to 22.50/30%. Completed well costs for the oil wells are currently in the $850,000 range, however these costs should be reduced significantly as development progresses.

The Company also reports that its other new ventures, particularly Leduc and Crossfield, are on track for drilling over the next few months. The Company's strong participation in these new ventures was made possible by its successful financing through its recent issue of flow-through and common shares.
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For further  information  with respect to oil and gas operations  please contact
Jim O'Byrne, Manager, Oil and Gas Operations, in the Calgary office at (403) 237-6211.

For information with respect to financial matters, please contact Matt Wayrynen, President, at the Company's Vancouver office at (604) 682-3701.


On behalf of the Board of Directors
of Berkley Resources Inc.

"Matt Wayrynen"
Matt Wayrynen
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.